UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM  N-8F

                    Application for Deregistration of
                  Certain Registered Investment Companies

I.   GENERAL IDENTIFYING INFORMATION

1.   Reason   fund   is   applying  to  deregister  (check  only  one;  for
     descriptions, see Instruction 1 above):

          [ ]  Merger
          [X]  Liquidation
          [ ]  Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of this form.)

          [ ]  Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  MIDWEST EQUITY TRUST, FINANCIAL SECURITIES SERIES 1

3.   Securities and Exchange Commission File No.:  811-7058

4.   Is  this  an  initial  Form N-8F or an amendment to a previously filed
     Form N-8F?

          [X]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          251 NORTH ILLINOIS STREET, SUITE 500
          INDIANAPOLIS, INDIANA 46204

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          J. JEFFREY BROWN
          BAKER & DANIELS
          300 NORTH MERIDIAN STREET, SUITE 2700
          INDIANAPOLIS, INDIANA 46204
          TELEPHONE:  (317) 237-1113

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          NATCITY INVESTMENTS, INC.
          1965 EAST SIXTH STREET, 8TH FLOOR
          CLEVELAND, OHIO 44114
          ATTENTION:  COMPLIANCE DIRECTOR
          TELEPHONE:  (216) 575-9469

     (Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.)

8.   Classification of fund (check only one):

          [ ]  Management company;
          [X]  Unit investment trust; or
          [ ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

          [ ]  Open-end       [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          THE FUND IS A COMMON LAW TRUST UNDER NEW YORK LAW CREATED PURSUANT TO A TRUST AGREEMENT, DATED NOVEMBER 17, 1993, AND THE RELATED STANDARD TERMS AND CONDITIONS OF TRUST, EFFECTIVE NOVEMBER 17, 1993, INCORPORATED BY REFERENCE THEREIN (TOGETHER, THE "INDENTURE").

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          NOT APPLICABLE.
12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          NATCITY INVESTMENTS, INC.
          251 NORTH ILLINOIS STREET, SUITE 500
          INDIANAPOLIS, INDIANA 46204

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          NATCITY INVESTMENTS, INC.
          251 NORTH ILLINOIS STREET, SUITE 500
          INDIANAPOLIS, INDIANA 46204

     (b)  Trustee's name(s) and address(es):

          THE CHASE MANHATTAN BANK
          UNIT INVESTMENT TRUST DIVISION
          4 NEW YORK PLAZA, 6TH FLOOR
          NEW YORK, NEW YORK 10004

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]  Yes  [X]  No

     If Yes, for each UIT state:

          Name(s):
          File No.:  811-______
          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [ ]  Yes  [X]  No

          If Yes, state the date on which the board vote took place:

          If No, explain:

          THE FUND HAS NO BOARD OF DIRECTORS OR SIMILAR GOVERNING BODY. PURSUANT TO THE INDENTURE, THE FUND CREATED THEREBY TERMINATED AUTOMATICALLY ON THE FUND'S MANDATORY TERMINATION DATE, MAY 20, 1998.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [ ]  Yes  [X]  No

          If Yes, state the date on which the shareholder vote took place:


          If No, explain:

          PURSUANT TO THE INDENTURE, THE FUND CREATED THEREBY TERMINATED AUTOMATICALLY ON THE FUND'S MANDATORY TERMINATION DATE, MAY 20, 1998.


II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes  [ ]  No

     (a)  If   Yes,   list  the  date(s)  on  which  the  fund  made  those
          distributions:

               JUNE 3, 1998

     (b)  Were the distributions made on the basis of net assets?

               [X]  Yes  [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

               [X]  Yes  [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

               [ ]  Yes  [X]  No

          If  Yes,  indicate  the   percentage  of  fund  shares  owned  by
          affiliates, or any other affiliation of shareholders:


17.  Closed-end funds only:

     Has the fund issued senior securities?

          [ ]  Yes  [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes  [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes  [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes  [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


     (b)  Why has the fund retained the remaining assets?


     (c)  Will the remaining assets be invested in securities?

               [ ]  Yes  [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes  [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:


     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses  incurred  in  connection  with  the  Merger or
          Liquidation:

          (i)  Legal expenses:                         $ 5,000.00
         (ii)  Accounting expenses:
        (iii)  Other expenses (list and
                    identify separately):
                    TRUSTEE'S FEES AND EXPENSES:       $ 4,637.04
         (iv)  Total expenses
                    (sum of lines (i) - (iii) above:   $ 9,637.04

     (b)  How were those expenses allocated?

          IN ACCORDANCE WITH ARTICLE IX OF THE INDENTURE, THE TRUSTEE'S FEES AND EXPENSES WERE INCURRED BY THE FUND AND REFLECTED AS A REDUCTION OF THE LIQUIDATING DISTRIBUTION TO UNITHOLDERS. ALL LEGAL EXPENSES WILL BE BORNE BY THE DEPOSITOR.

     (c)  Who paid those expenses?

          SEE RESPONSE TO (B) ABOVE.

     (d)  How did the fund pay for unamortized expenses (if any)?

          NOT APPLICABLE.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes  [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes  [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes  [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                               VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Midwest Equity Trust, Financial Securities Series 1,
(ii) he is the Vice President and Compliance Director of NatCity Investments, Inc., the Depositor, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                 /S/  WILLIAM P. LARKMAN
                              William P. Larkman
                              Vice President and Compliance Director